Exhibit 99.1

ABN 82 010 975 612
2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Completion of Share Placement

Brisbane, Australia, 27 May 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) is pleased to announce the completion of a private placement of 5,867,121 shares at 21 cents each raising gross proceeds of $1.23 million (“Placement”). The Placement was facilitated by Mercer Capital Pty Ltd, the underwriter of the Company’s recently completed non-renounceable rights issue (“Rights Issue”).

Chairman of the Board, Mr Stuart James said that “the underwriter had oversubscribed interest in the underwritten shortfall of the Rights Issue and the Placement facilitated additional capital raising from this interest”.  “This is a tremendous outcome as the Rights Issue and Placement has enabled us to raise a material amount of capital at a very difficult time in the market, putting us in a strong position to move forward with our drug development activities and facilitating the growth of wholly owned subsidiary biopharmaceutical manufacturer, PharmaSynth Pty Limited”.

Terms of Placement

Subject to ASX, the Company will issue 5,867,121 shares at $0.21 cents each under the Placement in accordance with ASX Listing Rule 7.1 within the Company’s existing 15% placement capacity to issue equity without shareholder approval.

All the shares issued under the Placement will rank pari passu with existing ordinary shares. Following the Placement the Company will have 55,285,315 ordinary shares on issue.

Mercer Capital has not sought further fees in connection with the Placement, however the Company has agreed to reimburse Mercer Capital its costs and expenses in facilitating the Placement. No underwriting agreements were in place for the Placement.

Use of Funds

The Company will use the proceeds from the Placement for the same purpose it raised capital under its Rights Issue, namely:

•                  Continued preclinical and clinical development of PG545 and continued development of PI-88; and

•                  Capital works on the manufacturing facility of PharmaSynth Pty Limited to increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients

The Appendix 3B in respect of the securities to be issued pursuant to the Placement follows.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

PROGEN PHARMACEUTICALS LIMITED

ABN

82 010 975 612

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,867,121

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully paid ordinary shares

+ See chapter 19 for defined terms.

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•                  the date from which they do

•                  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•                  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, shares will rank equally with existing fully paid ordinary shares

5	Issue price or consideration	5,867,121 shares at $0.21 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to a placement for continued preclinical and clinical development of PG545 and continued development of PI-88. Proceeds will also be used for capital works on the manufacturing facility of wholly-owned subsidiary PharmaSynth Pty Ltd. This will increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b — 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed	Not Applicable

6c	Number of +securities issued without security holder approval under rule 7.1	Not Applicable

+ See chapter 19 for defined terms.

6d	Number of +securities issued with security holder approval under rule 7.1A	Not Applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not Applicable

6f	Number of +securities issued under an exception in rule 7.2	Not Applicable

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not Applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not Applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A — complete Annexure 1 and release to ASX Market Announcements	Listing Rule 7.1: 545,608 Listing Rule 7.1A: N/A Annexure A is attached

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

27 May 2013

		Number	+Class
8	Number and +class of all +securities quoted on ASX	55,285,315	Fully paid ordinary shares
(including the +securities in section 2 if applicable)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX	1,090,000	Options exercisable
	(including the +securities in section 2 if applicable)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Company has no dividend policy

Part 2 - Pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do security holders sell their entitlements in full through a broker?	N/A

31	How do security holders sell part of their entitlements through a broker and accept for the	N/A

+ See chapter 19 for defined terms.

balance?

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Issue date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	✓ +Securities described in Part 1

(b)

☐            All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

☐            If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	N/A

39	+Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?	N/A

If the additional +securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX
(including the +securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                        +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                        We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                        We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                        We give ASX the information and documents required by this form.  If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 27 May 2013
(Director/Company secretary)

Print name:	Blair Lucas, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B — Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12  Amended 04/03/13

Part 1

Rule 7.1 — Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	24,709,097

Add the following:

• Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2	24,709,097 (Rights Issue)

• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

• Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:
• Include only ordinary securities here — other classes of equity securities cannot be added
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	NIL

“A”	49,418,194

+ See chapter 19 for defined terms.

Step 2: Calculate 15% of “A”

“B”	0.15

[Note: this value cannot be changed]

Multiply “A” by 0.15	7,412,729

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:	1,000,000 Underwriter Options (22 May 2013)
5,867,121 (Share Placement 27 May 2013)
• Under an exception in rule 7.2

• Under rule 7.1A

• With security holder approval under rule 7.1 or rule 7.4

Note:
• This applies to equity securities, unless specifically excluded — not just ordinary securities
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items

“C”	6,867,121

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15	7,412,729

Note: number must be same as shown in Step 2

Subtract “C”	6,867,121

Note: number must be same as shown in Step 3

Total [“A” x 0.15] – “C”	545,608

[Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Part 2

Rule 7.1A — Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A”	N/A

Note: number must be same as shown in Step 1 of Part 1

Step 2: Calculate 10% of “A”

“D”	0.10

Note: this value cannot be changed

Multiply “A” by 0.10	N/A

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A	N/A

Notes:
• This applies to equity securities — not just ordinary securities
• Include here — if applicable — the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items

“E”	N/A

+ See chapter 19 for defined terms.

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10	N/A

Note: number must be same as shown in Step 2

Subtract “E”	N/A

Note: number must be same as shown in Step 3

Total [“A” x 0.10] – “E”	N/A

Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.